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As filed with the Securities and Exchange Commission on June 28, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(AMENDMENT NO. 3)

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK,
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

741929103
(CUSIP Number of Class of Securities)

K. PAUL SINGH
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
1700 Old Meadow Road
Suite 300
McLean, Virginia
22102 (703) 902-2800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
 BRIAN J. LYNCH
DARREN K. DESTEFANO
COOLEY GODWARD LLP
ONE FREEDOM SQUARE
RESTON TOWN CENTER
11951 FREEDOM DRIVE
RESTON, VIRGINIA 20190
TELEPHONE: (703) 456-8000

CALCULATION OF FILING FEE
TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$41,559,709	$3,823.49

        *    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,033,483 shares of Common Stock of Primus Telecommunications Group, Incorporated having an aggregate value of $41,559,709 as of May 17, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of shares subject to options, the aggregate value of the options and the filing fee are based on the number of shares subject to eligible options on May 17, 2002.

        **    The fee is based on the product of (a) the transaction value ($41,559,709), multiplied by (b) $92.00 per $1 million.

☐    CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:	$3,823.49	FILING PARTY: Primus Telecommunications Group, Incorporated
FORM OR REGISTRATION NO.:	Schedule TO	DATE FILED: May 20, 2002

☐    CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: ☐

INTRODUCTORY STATEMENT

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 20, 2002, Amendment No. 1 thereto, filed with the Securities and Exchange Commission on May 22, 2002 and Amendment No. 2 thereto, filed with the Securities and Exchange Commission on June 14, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, upon the terms and subject to the conditions described in the Offer to Exchange dated May 20, 2002, as amended.

ITEM 4. TERMS OF THE TRANSACTION.

        Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 5:00 p.m., Eastern Time, on Tuesday, June 18, 2002. Pursuant to the Offer to Exchange, Primus Telecommunications Group, Incorporated (the "Company") accepted for cancellation Eligible Options to purchase 3,266,977 shares of Common Stock from 250 eligible participants, representing 81.6% of the shares subject to the number of Eligible Options disclosed in the Schedule TO. Pursuant to the terms and conditions of the Offer to Exchange, the Company has reserved for award Replacement Options to purchase 3,266,977 shares of Common Stock in exchange for such cancelled Eligible Options.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2002

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
By:	/s/ K. Paul Singh
	Name:	K. Paul Singh
	Title:	Chairman, President and Chief Executive Officer

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INTRODUCTORY STATEMENT
  ITEM 4. TERMS OF THE TRANSACTION.
SIGNATURE